VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chenghe Acquisition II Co. (CIK#: 0002016420)
Registration Statement on Form S-1 (File No. 333-279359)
Registration Statement on Form 8-A (File No. 001-42123)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Chenghe Acquisition II Co. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S–1 (the “S-1 Registration Statement”) be accelerated to, and that the S-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on June 6, 2024, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering are the units, Class A ordinary shares, par value $0.0001 per share, and redeemable warrants to purchase Class A ordinary shares of the Company, be declared effective concurrently with the S-1 Registration Statement (the S-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, O’Melveny & Myers LLP.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Chenghe Acquisition II Co.

By:	/s/ Anna Zhou
	Name:	Anna Zhou
	Title:	Chief Executive Officer

[Signature Page to Issuer Acceleration Request]